UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 22, 2006

PARKWAY PROPERTIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39201
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02. Entry into a Material Definitive Agreement

On August 22, 2006, the Company's Board of Directors adopted an amendment to The Parkway Properties, Inc. 2006 Employee Stock Purchase Plan (the "Plan") to change the price at which shares may be purchased under the Plan to 90 percent of the average of the closing prices per share on the last five trading days in the given purchase period.

The Plan had been adopted by the Board of Directors of the Company in March 2006 and ratified by the shareholders of the Company at the Annual Meeting of Shareholders held on May 4, 2006.

A copy of the Plan, as amended and restated, is incorporated herein as Exhibit 10.1.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits:

  10.1*   Parkway Properties, Inc. 2006 Employee Stock Purchase Plan, as amended (filed herewith)

* Identifies a compensatory plan required to be filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 24, 2006

PARKWAY PROPERTIES, INC.

By: /s/ William R. Flatt
      William R. Flatt
      Chief Financial Officer